EXHIBIT 21.1

The following is a list of all of Pioneer Drilling Company’s direct and indirect subsidiaries:

1.	PDC MGMT. CO. (formerly SOTEX Exploration Company), a Texas corporation—100% Direct Subsidiary—1% general partner of Pioneer Drilling Services, Ltd.

2.	PDC Investment Corp., A Delaware corporation—100% Direct Subsidiary—99% limited partner of Pioneer Drilling Services, Ltd.

3.	Pioneer Drilling Services, Ltd. (formerly Pioneer Drilling Co., Ltd.), a Texas limited Partnership—100% Indirect Subsidiary—owned by PDC MGMT. CO. (1%) and PDC Investment Corp. (99%).

4.	South Texas Drilling Company, a Texas corporation—100% Direct Subsidiary.